Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                  Commission File No. 333-87600


Forward Looking Information

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.


Additional Information

Both Bcom3 and Publicis will be filing relevant documents concerning the transaction with the Securities and Exchange Commission (SEC). To date, Publicis has filed a preliminary proxy statement/prospectus. We urge you to read the final proxy statement/prospectus when it becomes available, as well as any other relevant documents that either party may file with the SEC, because these documents will contain important information. You will be able to obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and will also be set forth in the proxy statement/prospectus.

                              *   *   *   *   *

                         Roger Haupt Webcast Transcript

Intro script:

Welcome to the Bcom3 employee Webcast. I'm glad you clicked on.

Knowing what an inquisitive group we have, I wanted to offer a brief introduction about what you'll find while you're on this site.

As a bit of background:

When Bcom3's merger with the Publicis Groupe was first announced in March, I made a commitment to get out into our markets and talk personally with as many of you as possible. As I started my trek across the globe, however, it became increasingly evident that I simply couldn't be everywhere I wanted to be. (We are, after all, in more than 90 countries around the world.)

With my new partners at Publicis, our friends at Dentsu and many clients also clamoring for my time, I had to limit the number of meetings I could hold. Fortunately, I was able to get to eight cities across four continents during the past few weeks. Along the way I learned more about what's on your collective minds and got a range of questions about the upcoming merger.

I also had the opportunity to explain to hundreds of Bcom3 people why I'm so positive about this transaction - and what it means for our people, our business and our clients around the world.

By joining with the Publicis Groupe, our family of companies is dramatically strengthening its position for the future. We fortify our ability to offer global and regional clients the broadest and deepest array of talent and services in the business. In so doing, we also help our agencies build on their many years of success.

While I don't believe in size, per se, as a strategy, I think you'll be interested to know that when the merger is finalized, the new Publicis Groupe, of which we will be a significant part, will be among the largest and most preeminent marketing services organizations in the world. Our advertising revenues will place us among the top three in eight of the world's 10 largest markets. We will boast the world's second largest media group. And we will have a client roster second to none.

Most importantly, we will be building on the very proud heritage that each of Bcom3's companies have built - in some cases, over many, many years.

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My last conversation with an employee group took place in Sydney in mid-May. We took the opportunity to tape the meeting, and highlights are posted here, giving all Bcom3 people the opportunity to join us for a "virtual meeting."

You'll find several clips from the presentation, edited into bite-sized pieces by topic. You can also click on specific questions and answers.

The meeting was pretty informal. We designed it to be more of a conversation than a presentation to ensure a lively exchange. As you'll see, we achieved something closer to what North Americans like to call a "fireside chat."

I hope you find this site interesting and useful, and pull from it a better understanding of the merger, why we did it, what it will mean for you and for our clients going forward.

Thanks for taking the time to surf this site. I'll be in touch again soon.


"Big" is not a strategy

Why did we do this? There are a lot of people who think scale is a strategy. It's not; it's a tactic. A lot of people talk and write a lot about this as if we did this so that we would be big. We didn't, at least I didn't. We did it so that we would be better. People don't buy things just because they're big. We needed - if I go right back to the days where we were, I was just becoming the CEO of Leo Burnett in 1999 -- at that time I concluded that at Leo Burnett, simply by the way the marketplace had consolidated, we were already talking about the power of the Big 3. We were already talking about the capabilities of the Big 3 in 1999 and I looked at the situation and I felt that if we didn't do something, we would not, in my opinion, be able to compete. We were going to become less and less competitive, simply because we didn't have the resources, the people, the clients that were needed to compete in a global environment.

If the strategy were to be big, some of you remember that on November 2nd (and I remember November 2nd clearly because it was actually my son's birthday) ... on November 2nd I stood up and I said we're going to do Bcom3. We're going to merge the McManus Group and The Leo Group. Does anybody remember what the headline was? Bcom3: "#4 in the World." Remember that? By March for those who are in the game of it's about being big, we were #7 just four months later. So if this was - it was about the time of this consolidation, about scale and capabilities, in my opinion it was only a question of time before this market kept consolidating. I knew that we had to do something, hence we did Bcom3.

The IPO Answer

As you know I announced that we would do an IPO and again, self-serving as this might sound, a lot of people said we failed because we didn't do an IPO. The IPO was not a strategy; the IPO again was a tactic. We needed a currency in order to be able to continue to compete. Every one of our competitors was using a public currency to acquire companies and we were using our own money. And some of you have heard me talk about OPM ... not opium ...OPM (Other People's Money). Our competition was using other people's money to expand and grow and we needed to get that, and little did I know that technology was going to crash, the stock market was going to crash, the economy was going to go south, September 11 was to come on us. But we went into the

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year 2000 really with the intention as Bcom3 feeling that we had enough basic resources, and if we could get that public currency we could continue our momentum and grow. In essence, you know the history as well as I do, Y&R went, Saatchi went, True North is gone, you name them. And we watched the year over 2000 and into 2001 in which gradually the market started collapsing down and consolidating. To be honest with you, it didn't worry me because I never went into it just to be a public company. I went into this so that we could compete and be influential in the marketplace.


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Support from Dentsu

I went to see Narita in Kyoto. I know this sounds like a fairy tale, but it's true. He was in Kyoto. I called him, and I said we needed to talk. We've got to figure out where we're going from here. That conversation was the "100 Year" conversation. The reason is this. They'd just celebrated their 100 years, they were about to go public. They were about to move into a new headquarters in Tokyo. And he said to me, what are we going to do for the next 100 years? We all smile about this. But if you know the Japanese, that's dead true. It's what he was thinking about - it was what do we do? We got through the first 100 years, what are we going to do to get through the second 100 years? And it was a fascinating conversation because that was the conversation, although I never mentioned the word Publicis, when we really did talk about what we thought we would get out of merging or not merging. And in that conversation, we did talk about whether or not we should merge Bcom3 or not. I think what we both said was if we look at what the rest of the world has done that if we get together, it isn't going to change Bcom3 and it isn't really going to change Dentsu, because what Bcom3 and Dentsu can do together, we're doing. And we'll do more of it. But look at what everybody else is doing and the real challenge is in the West -- it's not in the East. So that conversation led to we need to do something in the West.


Publicis: The Best Fit

What I actually did was with the help of certain people in Chicago, although they weren't totally aware of what they were doing and why they were doing it. I was back from Japan and we simply sat down and said let's look at every company that is left. And you don't need to take a lot of time by the way to do that these days. We sat down and we lined up Bcom3 and Dentsu and every company starting with Omnicom all the way through and we looked at them on a country-by-country basis. And for the people who were working with me, it was very much of a statistical exercise. It was one of those things - how is our competition? And it became pretty clear to me early on that Publicis was the best fit. They have operations in North America but they're not that big. They have operations in Asia and Australia, but they're not that big. But they are an absolute powerhouse when it comes to Europe. When you lined up the clients, inevitably there were conflicts, but when you lined up the common clients - there's a huge number of common clients - and it became pretty obvious to me that for a whole host of reasons that at least on paper it fit.

A Family of Companies

The fact of the matter is that this consolidation game is almost over. The Big 4 are not going to be out to merge because I mean that's just not going to be possible. Certainly not based on the way the world is today, it's just not going to be possible. So how are we going to win in the future? What are we going to do about these analysts who continue to demand growth in revenues and growth in profits? We're going to be in the share game, folks, and the organic growth is going to become more and more the number that the analysts are looking at. Because this business of continuing to grow through acquisition -- what are we going to buy? There aren't too many other things that you can pony up the top line and bottom line. I really believe this game is going to move into how good are you? I fundamentally believe, and that's why as corny as it sounds, I fundamentally believe in this principle of family. It's going to be the companies that can take their resources, bundle them together, get a product that's better than the other guy, and get it in front of the client and improve share.

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A Public Company

We're going to become a public company. I've said for the last two years, and I know I've been a pain about it, we have got to start walking like a duck, quacking like a duck. We had to prepare to become a public company. We as an organization are the last major global organization that's a private company. Everybody else is public, everybody else has been dealing with producing quality work and quality returns in a public environment. For the last 2 years, as painful as it has been, I have been trying hard to get the Bcom3 Group to start living in that world. That world is a 90-day cycle and in all honesty, I am very pleased about what we've done. We've made some significant progress, I think, if you've seen a copy of our Annual Report. We've made steady progress since we became Bcom3.

Publicis in North America

I think also you have to remember that about 52-53 percent of our organization when this is all done, will be in North America, and I think as we got into this there will be something like 18,000 employees there when this is done in North America. And I think with the benefit of time we've all figured out that it's not bad to have a senior guy from the Publicis Groupe actually sitting in North America, where half of our business and half of our revenues and, by the way, what will likely be more than half of our profits, to be sitting in North America.

Questions and Answers from the Session

Q1:  Will the Bcom3 brand stay?

A: It will be replaced by Publicis Groupe as a brand, and again just to give you a complete answer, technically it's possible that there will be a company called Bcom3 that will hang around for legal and tax reasons. But you'll never see us operate again. You wouldn't be aware of it in an operating sense.

Q2:  Will we be a U.S., French, or Japanese company?

A: I've always been fascinated with the word "glocal." And I really don't feel that anybody ever actually has been able to do that. I think if you look at our competition, they tend to export a certain type of culture and I guess the one that I think most of us would agree on unanimously is McCann exports an American culture. Wherever you confront it, that's what it is and you know it. I think that we have a unique opportunity. I hope we are smart enough to reach out and grasp it. I don't know that we are, but I hope we are. That is to say this is a company that comes together with very strong roots which are truly glocal. If we can maintain those roots and the richness of that and if we understand how to apply that local talent and knowledge to global brands and we keep that richness and that culture and we don't try to homogenize it, then I think we have truly, truly fascinating opportunities going forward. I really do.

Q3:  What is the future of Marketing Services?

A: What I can tell you is that in the marketing services area, and if you put fashion, design into that box, you are likely to see us be doing a number of things all around the world in that area to boost our presence in marketing services. Now let me just call it marketing service. Some people call it below the line, through the line. Some people call it marketing services. Whatever you call it, you know what I mean. In that area you are likely to see us do a fair amount of experimentation to try and grow and accelerate that and it will be either through start-ups, like where there's special needs for those cosmetic, beauty kind of things we were doing in London. You'll see us I think with some country acquisitions where we try to get into a particular

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business, and you might see some regional acquisitions. You might see some reorganization within the Publicis Group to try and bulk up, taking two small entities in a country and putting them together to try to bulk up the capabilities of those companies.

Q4:  Will my agency become Publicis?

A: The first part of that answer is our product will continue to be as it has always been. The face of that product will be our brands, it won't be Publicis, and it won't be Publicis Groupe. Because Publicis Groupe cannot operate out there as a brand. The conflict and everything that goes with a holding company situation -- we cannot parade around as Publicis Group is telling you this or telling you that. So, therefore, it becomes more of Publicis Groupe's relationship with leadership of the brands that Publicis Groupe owns and how it encourages those groups to put their face in front of the world in the name of those brands. I have no reason to believe, and if you know Saatchi and you know Kevin Roberts, Kevin is more vocal than anybody I know about creativity and he expresses it in his own way and I might not express it that way. But I can tell you that he believes passionately in the need for a creative product and he talks about it all the time and yet he's under the gun to get those numbers just like everybody else. I am very passionate about the quality of what we do, the quality of the people we hire, our integrity and the service that we provide our clients and that will not change.

Q5:  What will the new company look like?

A: Nothing of significance structurally or organizationally is going to happen between now and the time the deal closes, whenever that is. I think after the deal what we're going to see is it will evolve. There are some things that we can change, should change and will change quickly because they're easy and there will be other things that will take time. What we're trying to do is map out a plan at least at the 50,000 foot level at this stage. We are going to need to involve others in it and as soon as the deal is done, move out quickly and say to people here's how we're going to organize at 50,000 feet. Now, it may be 6 months, 12 months before we get there, but at least everybody can see what the master plan is and those that are affected by that master plan will have been talked to and will know how they will fit in before we're standing out there and saying to the world this is what we're going to do.

Q6: After the deal closes, will we share best practices in the new family of companies?

A: The answer is like most things - it's something I really feel we've got to do. I feel we haven't done it well and I think it's going to take us some time but to do things as a recognition that we need to do it. In a sense we both are saying that we've got to put some money behind this and some people behind this to make this happen. There's nothing, and I say this to everyone, if we truly are a family as opposed to a bunch of tribes, there's nothing to stop anybody from knocking on somebody else's door and saying "can we talk." And I don't think we do that too often, even now, and it wouldn't be a bad idea if people did that.

Q7:  Does Dentsu want more international brands?

A: I can't categorically answer that question. There are going to be situations where, if Dentsu for a specific client needs something in a country and we can't do it, then they will have to find a way to get it done themselves. I expect that to be an exception not a rule, but it could happen. What I expect to see is that the Publicis Groupe in Europe and in the Americas is essentially representing Dentsu's interest. As I said there may be some new joint ventures that get added and new business that we are not currently in where the two of us would get involved in that. I do expect Dentsu to expand their organization in Asia. We have agreed that the Dentsu network and Dentsu is free to expand that network in Asia and they will.

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Q8:  Will we expand our portfolio of global advertising agencies?

A: We are not planning to go out and buy any other major brand. There could be market situations where because of conflict and our need to grow, we may form other brands, or we may buy an agency in order to get a client and we may keep it separate because we have to. But there's no intention to go out and acquire any major brands.

Q9:  How will we work with Dentsu going forward?

A: What we are doing with Dentsu even now--and that's where I was yesterday--is we firstly have formed a group which consists of Maurice Levy and myself, Narita san and Oshima san, who are the two most senior people in Dentsu, which will meet quarterly. There are a number of things that we are already working on. We're starting to look at clients which are common to both in terms of how can we increase our shares of clients, what kind of infrastructure we need to put in place to do that. We're looking at Asian markets to see where we can combine forces and get a better product in Asia if we were to do some things together as opposed to separately right now.

Q10: Are we going to combine SMG and Zenith?

A: I absolutely do not see that happening anymore than I've seen it in D'Arcy and Burnett. I'm fortunate, I see into each one of these...these cultures are different in the way they approach ... the brands are different, and I really would hate to lose that. I think that's when we start losing the game if we start to turn out Publicis-zoids, like some factory, where we all think alike and we all do everything alike. I think that would be a mistake so I do think we ought to keep them separate.